UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 19, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony to present at the dbVIC-Deutsche Bank ADR Virtual Investor Conference

Johannesburg, Thursday, 19 November 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to advise that Harmony’s Financial Director, Boipelo Lekubo, will present at the
dbVIC-Deutsche Bank American Depositary Receipt (ADR) Virtual Investor Conference this afternoon at 16:30, South African time. This virtual investor conference is aimed at introducing global companies with ADR programs - such as Harmony - to investors.

The presentation will be available on Harmony’s website at https://www.harmony.co.za/invest/presentations/2020 from 16:30 (South African time)today.

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
19 November 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 19, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director